UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934

ENGILITY HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
001-35832
(CUSIP Number)
Steven G. Mahon
Executive Vice President, General Counsel and Corporate Secretary
Science Applications International Corporation
12010 Sunset Hills Road, Reston, VA 20190
(703) 676-4300
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Charles W. Katz
Lawrence R. Bard
Morrison & Foerster LLP
1650 Tysons Boulevard, Suite 400
McLean, Virginia
22102

September 9, 2018
(Date of Event which Requires Filing of this Statement)
_________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Science Applications International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 17,920,892 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,920,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.48% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
As more fully described in the responses to Items 3 through 6 of this Schedule 13D, the Reporting Person may be deemed to have beneficial ownership the Covered Shares representing 48.48% of the Common Stock of Engility Holdings, Inc., and all Covered Shares representing the Excess Voting Power (as defined below).

(2)
Based on 36,968,909 shares of Common Stock of Engility issued and outstanding as of September 5, 2018, as represented by Engility in the Merger Agreement (as defined under Item 4 of this Schedule 13D).

Item 1. Security and Issuer
This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Engility Holdings, Inc., a Delaware corporation (“Engility”). The principal executive offices of Engility are located at 4803 Stonecroft Boulevard, Chantilly, Virginia 20151.
Item 2. Identity and Background
(a) – (c) This Schedule 13D is being filed by Science Applications International Corporation, a Delaware corporation ( “SAIC”). The address of SAIC’s principal business office is 12010 Sunset Hills Road, Reston, VA 20190. The principal business of SAIC is government services and information technology support.
Certain information concerning the executive officers and directors of SAIC is set forth on Schedule A hereto and is incorporated herein by reference.
(d) – (e) During the last five years, neither SAIC nor, to the knowledge of SAIC, any of the directors and executive officers listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to, and subject to the terms and condition contained in, the Voting Agreement described in Item 4 of this statement, SAIC may be deemed to acquired beneficial ownership of the Covered Shares (as defined in Item 4 below). As a result of Voting Agreement, SAIC may be deemed to share beneficial ownership of the Covered Shares. No payments were made by or on behalf of SAIC in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Voting Agreement. Birch (as defined below) will receive the same consideration per share of Engility Common Stock (as defined below) as other shareholders receive pursuant to the terms of the Merger Agreement.

In connection with entry into the Merger Agreement, SAIC entered into a debt commitment letter, dated as of September 9, 2018 (the “Commitment Letter”), with Citigroup Global Markets Inc. (“Citibank”), pursuant to which, subject to the terms and conditions set forth therein, Citibank has committed to provide SAIC with a new seven-year senior secured $1.05 billion Term Loan B structured as an incremental facility under our existing credit agreement. The proceeds of this new financing will be used to repay Engility’s existing credit facility and outstanding notes. The funding of the secured credit facility provided for in the Commitment Letter is subject to the satisfaction of the conditions set forth therein, including consummation of the proposed Merger (as defined in Item 4 below).

Item 4. Purpose of the Transaction
Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

Merger Agreement
On September 9, 2018, SAIC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Engility, and Raptors Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of SAIC (the “Merger Sub”).

Pursuant to the Merger Agreement and upon the terms and subject to the conditions described therein, Merger Sub will merge with and into Engility, with Engility continuing as the surviving entity and as a wholly-owned subsidiary of SAIC (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Engility’s common stock, par value $0.01 per share ( “Engility Common Stock”), will be converted into the right to receive 0.450 of a share (the “Exchange Ratio”) of SAIC’s common stock, par value $0.0001 per share(“SAIC Common Stock”). Outstanding Engility equity awards will be converted, based upon the Exchange Ratio, into equivalent equity awards of SAIC on substantially the same terms and conditions; provided that Engility’s performance-based awards will convert into an equivalent number of SAIC time-vesting restricted stock units based on the terms of the applicable Engility award agreement. Following the Effective Time, SAIC will expand its board of directors to consist of eleven members, two of which will be Engility designees.

The Merger Agreement contains customary representations and warranties from both SAIC and Engility, each with respect to its and its subsidiaries’ businesses, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the period between the execution of the Merger Agreement and the Effective Time. Each party has resolved to call a meeting of its stockholders to approve, in the case of SAIC, the issuance of the shares of SAIC Common Stock constituting the consideration to be received by Engility’s stockholders in the Merger (the “SAIC Stockholder Approval”), and, in the case of Engility, the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Engility Stockholder Approval”). Each party’s board of directors has resolved to recommend that its stockholders vote in favor of such approvals, and not to withhold, withdraw, qualify or modify in an adverse manner, such recommendation, subject to certain limited exceptions described below.

The SAIC board of directors may change its recommendation if, as a result of a material development or change in circumstances that was not known to, or reasonably foreseeable by, the SAIC board prior to the execution of the Merger Agreement (an “Intervening Event”), the SAIC board determines in good faith (after consultation with its outside counsel and its financial advisor) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. The Engility board of directors has a similar right to change its recommendation in the event of an Intervening Event relating to Engility. The Engility board also is permitted to change its recommendation if it receives an unsolicited alternative proposal that the board determines (after consultation with outside counsel and its financial advisor) is more favorable to the Engility stockholders than the Merger, and that the failure to change its recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

Both SAIC and Engility have agreed to customary non-solicitation covenants that prohibit them from soliciting proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative acquisition. However, if the Engility board determines in good faith (after consultation with outside counsel and its financial advisor) that an alternative acquisition proposal constitutes or could reasonably be expected to result in a “superior proposal,” and that the failure to take any action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, Engility may furnish information to, and negotiate with, the third party making such alternative proposal.

If SAIC receives an unsolicited proposal (whether for stock or cash consideration) to acquire SAIC, SAIC has the right to respond to such proposal and furnish information to and negotiate with the third party making such proposal, only if the proposal requires, as a condition to the consummation of such proposal, either that SAIC first consummate the Merger with Engility or that the Merger Agreement is terminated as a result of the Engility Stockholder Approval not being obtained.

The completion of the Merger is subject to customary conditions, including: (a) receipt of the SAIC Stockholder Approval and the Engility Stockholder Approval; (b) the termination or expiration of the Hart-Scott-Rodino waiting period; (c) the absence of any law or order from any court or governmental entity preventing or prohibiting the Merger; (d) the approval for listing by the NYSE of the SAIC Common Stock to be issued in the Merger; (e) that a registration statement on Form S-4 for the SAIC Common Stock to be issued in the Merger will have been declared effective by the Securities and Exchange Commission; (f) the receipt by Engility of a tax opinion and other certificates; (g) the representations and warranties of Engility and SAIC being true and correct, subject to the materiality standards contained in the Merger Agreement; (h) the parties having complied in all material respects with their respective obligations under the Merger Agreement; and (i) no Company Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Merger Agreement) having occurred since signing of the Merger Agreement.

The Merger Agreement provides customary termination rights for both SAIC and Engility including if (a) the Merger is not consummated by June 10, 2019 (the “Termination Date”), (b) the Engility Stockholder Approval is not obtained, (c) the SAIC Stockholder Approval is not obtained and (d) any final and non-appealable law or judgment prohibits consummation of the Merger. The Merger Agreement also provides certain termination rights for the benefit of SAIC, including (i) if Engility’s board of directors changes its recommendation in relation to the Merger or (ii) for a breach of any representation, warrant, covenant or agreement made by Engility under the Merger Agreement (subject to certain procedures and materiality exceptions). The Merger Agreement also provides certain termination rights for the benefit of Engility, including (i) if the SAIC board of directors changes its recommendation in relation to the Merger and (ii) for a breach of any representation, warranty, covenant or agreement made by SAIC under the Merger Agreement (subject to certain procedures and materiality exceptions).

Engility would be required to pay a termination fee of $50,000,000 plus SAIC’s expenses upon termination of the Merger Agreement by SAIC, if the Engility board of directors changes its recommendation that its stockholders vote in favor of the transaction or if Engility consummates an alternative acquisition proposal within twelve (12) months following the date of termination of the Merger Agreement as a result of failing to (i) consummate the transaction prior to the Termination Date or (ii) obtain the Engility Stockholder Approval; provided that an acquisition proposal was publicly made and not withdrawn prior to such termination. SAIC’s expenses have been fixed at $10,000,000.

SAIC would be required to pay a termination fee of $100,000,000 plus Engility’s expenses upon termination of the Merger Agreement by Engility, if the SAIC board of directors changes its recommendation that its stockholders vote in favor of the transaction or if SAIC consummates an alternative acquisition proposal within twelve (12) months following the date of termination of the Merger Agreement as a result of failing to (i) consummate the transaction prior to the Termination Date or (ii) obtain the SAIC Stockholder Approval; provided that an acquisition proposal was publicly made and not withdrawn prior to such termination. Engility’s expenses have been fixed at $10,000,000.

Voting Agreement

In connection with the execution of the Merger Agreement (as defined above), on September 9, 2018, Birch Partners, L.P. a Delaware limited partnership (“Birch”), entered into a Voting Agreement (the “Voting Agreement”) with SAIC and Engility and, for purposes of certain sections thereof, certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and certain investment funds affiliated with General Atlantic LLC (“GA”). Birch owns 17,920,892 shares, or approximately 48.48% of the total outstanding shares, of Engility’s Common Stock as of September 5, 2018.
Subject to the terms and conditions set forth in the Voting Agreement, Birch has agreed, among other things, to vote the 17,920,892 shares of Engility's Common Stock it owns (together with any additional shares of Engility Common Stock acquired by Birch after September 9, 2018, the "Covered Shares") in favor of the adoption of the Merger Agreement to the fullest extent Birch is permitted to do so under the existing Stockholders Agreement, dated as of February 26, 2015, among Engility, Birch and, for certain limited purposes set forth therein, KKR and GA, as amended by that First Amendment to the Stockholders Agreement, dated February 28, 2018 (as amended, the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, Birch is entitled to vote 30% of the total outstanding shares of Engility Common Stock in favor of the adoption of the Merger Agreement. In addition, under the Stockholders Agreement, Birch is obligated to vote its shares of Engility Common Stock in excess of 30% of the total outstanding shares of Engility Common Stock in the same manner as, and in the same proportion to, all shares of Engility Common Stock voted by holders of Engility Common Stock (excluding those votes of Birch that represent up to 30% of all issued and outstanding shares of Engility Common Stock).

The Voting Agreement also restricts Birch, among other things, from transferring or agreeing to transfer any of the Covered Shares during its term, except to an equityholder of Birch who agrees to be bound by the terms and conditions of the Voting Agreement. Birch, GA and KKR are also restricted from initiating or engaging in discussions or solicitations, or encouraging inquiries, with respect to alternate transactions involving Engility, subject to exceptions set forth in the Voting Agreement. The Voting Agreement terminates upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) if the Engility board changes its recommendation to its stockholders to vote in favor of the Merger and (iv) if the Merger Agreement is amended without the prior written consent of Birch which amendment either reduces the amount or changes the form of the merger consideration to be received by Engility stockholders or otherwise materially adversely affects Birch.

The foregoing descriptions of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and Voting Agreement are referenced herein as Exhibits 1 and 2, respectively and are incorporated by reference into this Item 4.

The purpose of the transactions described above is for SAIC to acquire control of the entire equity interest in Engility. SAIC required that Birch agree to enter into the Voting Agreement to induce SAIC and Merger Sub to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger.

Except as set forth in or incorporated by reference in this Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
The responses of SAIC on rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a) – (b) Based on the representations of Birch, as a result of the execution of the Voting Agreement, SAIC may be deemed to beneficially own the Covered Shares. Pursuant to the Voting Agreement, Birch has agreed to vote, and has granted to SAIC an irrevocable proxy to vote, the Covered Shares to the fullest extent Birch is permitted to do so under the Stockholders Agreement, in favor of the Merger and the Merger Agreement and against any alternative acquisition proposal. As a result, SAIC may be deemed to have shared voting power with respect to the Covered Shares.
To SAIC’s knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A.
The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by SAIC constitutes approximately 48.48% of the outstanding shares of Common Stock (based on 36,968,909 shares of Common Stock of Engility outstanding as of September 5, 2018).
(c)    Except for the Merger Agreement, the Voting Agreement and the transactions contemplated by those agreements, neither SAIC nor, to SAIC’s knowledge, any person named on Schedule A, has effected any transaction in Common Stock during the past 60 days.
(d)    To SAIC’s knowledge, no persons other than Birch has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of Engility subject to the Voting Agreement.
(e)    Not applicable.
As stated above, the above descriptions of the Merger Agreement and Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.
Except as set forth in this Schedule 13D, to the knowledge of SAIC, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among SAIC and the persons listed in Schedule A hereto, and between such persons and any person with respect to any securities of Engility, including but not limited to transfer or voting of any of the securities of Engility, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger, dated September 9, 2018, by and among Science Applications International Corporation, Inc., a Delaware corporation, Engility, a Delaware corporation, and Raptors Merger Sub, Inc., a Delaware corporation. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by Science Applications International Corporation on September 10, 2018).

Exhibit 2
Voting Agreement dated as of, September 9, 2018, by and among Science Applications International Corporation, Inc., and Engility Holdings, Inc., and with respect to certain limited purposes set forth therein, General Atlantic Partners 85, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG and KKR 2006 Fund L.P., KKR Partners III, L.P., OPERF Co- Investment LLC and 8 North America Investor L.P. (incorporated by reference to Exhibit 2.2 to the Form 8-K filed with the SEC by Science Applications International Corporation on September 10, 2018).

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: September 17, 2018
Science Applications International Corporation

By:	/s/ Steven G. Mahon
Steven G. Mahon
Executive Vice President, General Counsel and Corporate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS
OF
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

The following table sets forth the name, present principal occupation or employment and the principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of Science Applications International Corporation (“SAIC”). Unless otherwise indicated, the business address of each such person is c/o SAIC, 12010 Sunset Hills Road, Reston, VA 20190.

Name	Present Principal Occupation or Employment	Citizenship
Edward J. Sanderson, Jr.	Chairman of the Board and Director; Former Executive Vice President of Oracle Corporation	USA
Anthony J. Moraco	Chief Executive Officer and Director	USA
Deborah B. Dunie	Director, Former Executive Vice President and Chief Technology Officer of CACI International Inc.	USA
Donna S. Morea	Director, Former President of U.S., Europe, and Asia for CGI Group	USA
John J. Hamre	Director, Chief Executive Officer and President of the Center for Strategic & International Studies	USA
Mark J. Johnson	Director, Co-Founder and Managing Partner of Astra Capital Management	USA
Robert A. Bedingfield	Director, Former Global Coordinating Partner at Ernst & Young LLP	USA
Steven R. Shane	Director, Former partner at Accenture PLC	USA
Timothy J. Mayopoulos	Director, President and Chief Executive Officer of the Federal National Mortgage Association (Fannie Mae)	USA
Nazzic S. Keene	Chief Operating Officer	USA
Steven G. Mahon	General Counsel and Corporate Secretary	USA
Charles A. Mathis	Chief Financial Officer	USA
Karen A. Wheeler	Chief Human Resources Officer	USA